APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Underground Mushroom Co.
Income Statement - unaudited
For the periods ended 4-30-23

	Current Period	Prior Period
	30-Apr-23	**31-Dec-22**
REVENUES		
Sales	$ 4,500.00	$ -
Other Revenue	460.00	-
TOTAL REVENUES	**4,960.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	650.00	-
Other Direct Costs	250.00	-
TOTAL COST OF GOODS SOLD	900.00	-
GROSS PROFIT (LOSS)	4,060.00	-
OPERATING EXPENSES		
Advertising and Promotion	65.00	-
Business Licenses and Permits	768.00	-
Computer and Internet	-	-
Insurance	-	-
Miscellaneous Expense	250.00	-
Office Supplies	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	1,083.00	-
OPERATING PROFIT (LOSS)	2,977.00	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 2,977.00	$ -

Underground Mushroom Co.
Balance Sheet - unaudited
For the period ended 08/31/23

	Current Period	Prior Period
	31-Aug-23	31-Dec-22
ASSETS		
Current Assets:		
Cash	$ 1,500.00	$ -
Petty Cash	500.00	-
Accounts Receivables	-	-
Inventory	750.00	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	2,750.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	4,000.00	-
Computer Equipment	1,200.00	-
Vehicles	6,000.00	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	11,200.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 13,950.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		2,500.00	-
Total Current Liabilities		2,500.00	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		6,950.00	-
Opening Retained Earnings		4,500.00	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		11,450.00	-
TOTAL LIABILITIES & EQUITY	$	13,950.00	$ -
Balance Sheet Check		-	-

Underground Mushroom Co.
Statement of Cash Flow - unaudited
For the period ended 08-31-23

	Current Period	Prior Period
	31-Aug-23	**31-Dec-22**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	2,977	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	750	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	750	-
Net Cash Flows From Operating Activities	3,727	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	5,200	-
Net Cash Flows From Investing Activities	5,200	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	8,927	-
CASH - BEGINNING	-	-
CASH - ENDING	8,927	-

I, Matthew Pinstein, certify that:

1. The financial statements of Underground Mushroom Co. included in this Form are true and complete in all material respects; and
2. The tax return information of Underground Mushroom Co. has not been included in this Form as Underground Mushroom Co. was formed on 12/13/2022 and has not filed a tax return to date.

Signature   _Matthew Pinstein_

Name: Matthew Pinstein

Title: Owner